October 3, 2013

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Mark P. Shuman

Branch Chief- Legal

Re: 800 Commerce, Inc.

Post-effective Amendment No. 1 to FormS-1

Filed September20, 2013

File No. 333-184459

Dear Mr. Shuman:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated September 27, 2013, with respect to the above-referenced filing. Post-effective Amendment No. 2to Form S-1 of 800 Commerce, Inc., a Florida corporation (the “Company”), incorporates our responses to your comments. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	We note that your reporting obligations under Section 15(d) of the Securities Exchange Act were triggered upon effectiveness on August 9, 2013 of your registration statement on Form S-1. It appears however that you have not timely filed your form 10-Q for the quarterly period ended June 30, 2013 under Rule 15d-13. Please advise.

Response 1:It was our understanding that we were only required to file the updated financials as of June 30, 2013 and for the six months ended June 30, 2013 within the Post-effective Amendment No.1 to Form S-1. However, based on your comment and the reporting requirements pursuant to Rule 15d-13 of the Securities and Exchange Act, we will file Form 10-Q for the quarterly period ended June 30, 2013. We expect to file the Form no later than October 15, 2013.

Risk Factors, page 2

2.	Please tell us your consideration for including a risk factor that discusses the possibility that creditors of MediSwipe may challenge the spin-off under fraudulent conveyance laws or other laws protecting creditor rights. It appears you should discuss the possibility that such claims may be asserted as well as the potential risk to investors in 800 Commerce shares of a claim by MediSwipe creditors that the spin-off is a fraudulent conveyance.

Response 2: We considered whether the creditors of MediSwipe may challenge the spin-off under fraudulent conveyance laws or other laws protecting creditors rights. We concluded that since MediSwipe is able to pay its debts at the time of the distribution and would not be rendered unable to pay its debts as a result of the distribution, the issue of fraudulent conveyance or other laws protecting creditors rights does not arise. Accordingly, a risk factor to this effect would not be appropriate. However, we thank you for bringing this body of law to our attention.

Weacknowledge that:

•	should the Commission or thestaff,actingpursuant to delegated authority,declarethe filingeffective, it does not foreclose the Commission from taking anyaction with respect to the filing;

•	the action ofthe Commission orthe staff, actingpursuant to delegatedauthority, in declaringthefilingeffective, does not relievethecompanyfrom its full responsibilityfor the adequacyandaccuracyof thedisclosurein the filing; and

•	the companymaynot assert staffcomments and thedeclaration ofeffectiveness as a defense inanyproceedinginitiated bythe Commission or anyperson under thefederal securities laws oftheUnited States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

B. Michael Friedman,

President

cc: Harold H. Martin, Esq.

Martin & Pritchett, P.A.